Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

July 16, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Madison Ventures Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 16, 2013 File No. 333-188756

Dear Mr. Reynolds:

Pursuant to the staff’s comment letter dated June 17, 2013, we respectfully submit this letter on behalf of our client, Madison Ventures Inc., a Nevada corporation (the “Company”).

Amendment No. 1 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 16, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. The Company further confirms that no broker or dealer that is participating or will participate in its offering.

Fee Table

2.
We note you indicate that the company is calculating the fee pursuant to Rule 457(a) and 457(o). Given that the company is registering a given number of securities for the selling stockholders of the company it appears that the company should rely on Rule 457(a) as it should be registering a specific amount of securities. Please revise to delete the reference to Rule 457(o) or advise us as appropriate.

Company response: The Company has removed the reference to Rule 457(o) on the fee table on page ii.

Cover Page of Prospectus

3.	Please make the subject to completion legend prominent, as required by Item 501(b)(10) of Regulation S-K. For example, consider placing the legend at the top of the page.

Company response: The Company has moved the “subject to completion” legend t the top of the Prospectus cover page and changed the lettering to bold type.

Our Company, page 3

4.
We note your disclosure here and elsewhere in the prospectus that the option expires July 6, 2015. Please reconcile this disclosure with Section 4.1 of the option agreement, which provides that the option shall terminate on the third anniversary of the effective date, or March 3, 2015, unless previously exercised.

Company response: The Company has revised its disclosure in response to this comment on the Prospectus cover page, and pages 5, 18, 33, and 34.

5.
Please reconcile your disclosure here and throughout the prospectus regarding payments made pursuant to the option agreement with your disclosure in Note 3 to the Financial Statements as of March 31, 2013. For example only, on page 3 you disclose that the initial cash payment of $15,000 was paid on March 3, 2012 and in Note 3 you disclose that the payment of the $15,000 was deferred for eight months.

Company response: The Company has revised its disclosure in response to this comment on pages 3, 18 and 33.

The Offering, page 4

6.
We note your disclosure on page 4 that the selling stockholders are offering up to 1,860,000 shares of common stock, which appears to be inconsistent with disclosure on the prospectus cover page indicating that the selling stockholders are offering up to 1,850,000 shares of common stock. Please reconcile your disclosure.

Company response: The Company has changed “1,860,000” on page 4 to “1,850,000.”

Risk Factors, page 5

7.
Please explain the basis for your statement in the second risk factor that you will need a total of $75,037 to complete the first two phases of your plan of operation. According to the disclosure on pages 27 and 28, the geological evaluation report suggests a total budget of $115,459 to complete the first two phases.

Company response: The Company has changed “$75,037” on page 5 to “$115,459.”

8.
We note that the risk factors “There is no liquidity and no established public market …” and “There is no current trading market for our securities …” appear to address similar risks. Additionally, the risk factors “We intend to become subject to the periodic reporting requirements …” and “We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements …” also appear to address some similar risks. Please revise your disclosure to delete any duplicate risk factor disclosure.

Company response: The Company has removed the last risk factor on page 8, which began “There is not current trading market . . .” and removed the last risk factor on page 9, which began “We are an ‘emerging growth company’ and we cannot . . . .”

Selling Security Holders, page 11

9.
We note your disclosure that each of the selling stockholders acquired their shares of common stock directly from the company for a purchase price of $0.025 per share, which appears to be inconsistent with the tabular disclosure on page 12. Please reconcile your disclosure.

Company response: The Company has revised its disclosure on page 11 to correct the respective purchase prices and are now reconciled with the prices in the tabular disclosure on page 12.

Plan of Distribution, page 15

10.
Please revise your disclosure throughout this section to clarify that you may not be successful in having your common stock quoted on the OTC Bulletin Board. See the Note to Item 202 of Regulation S-K.

Company response: The Company has revised its disclosure in the first paragraph on page 15 in response to this comment.

Description of Business, page 18

11.
We note that the next requirement under the option agreement is to pay $5,000 on or before March 3, 2014. Please disclose how you plan to obtain funding to make that payment by that date. Also discuss the impact on the company if you are unable to meet that requirement under the option agreement.

Company response: The Company has added the following disclosure to page 18:

We plan to pay for the $15,000 with funds we raise from equity or debt financing. If we fail to pay the exercise price, we will not have the right to conduct exploration activities at all. Currently, we do not have sufficient funds to pay the exercise price. We cannot provide investors with any assurance that we will be able to raise sufficient funds pay the exercise price, and we have no current plans on how to raise the additional funding.

12.	Please disclose the termination rights of the parties under the option agreement.

Company response: The Company has added the following disclosure to page 18: “The Optionors have the right to terminate the Option Agreement if we fail to make any payment due to Optionors, on written notice to us and after 90 days we have failed to make the payment(s) due. We have the right to terminate the Option Agreement at any time.”

Description of Property, page 19

13.
Please disclose the process by which mineral rights are acquired at the location of your option agreement. In your response, include a description of the type of rights or claims, such as placer or lode, and clarify the responsible party for payment of annual fees.

Company response: The Company has added the following disclosure to page 19: “Mineral rights at the Johnny Lake Property are acquired from the Province of Ontario, Canada. By way of the Mineral Property Option Agreement, we have right to a lode claim and annual work expenditures of $13,600 an annual basis must be made on the Johnny Lake Property in order to maintain maintain rights to the claim. Each year, a work report by the Company’s consulting geologist has to be filed with the Province on Ontario, detailing the work expenditures of the prior year.”

14.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Company response: The Company has added the following disclosure to page 19: “The Johnny Lake Property has was water from a river which flows through the property, and the source of power is from a transmission cable approximately 1 mile north of the property.”

15.
In an appropriate location in your filing, please provide an overview of the exploration and mining permit requirements for companies operating in Ontario, Canada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Company response: The Company has added the following disclosure to page 28:

No permits are required at the present time because of the early stage of exploration by the Company. Mineral rights are government-owned and cannot be purchased, but only leased, by individuals or companies. Under the Canadian Constitution, the regulation of mining activities on publicly owned mineral leases falls under provincial/territorial government jurisdiction. Thus, there is separate mining rights legislation for each of the thirteen Canadian jurisdictions except Nunavut (the northern and eastern portions of the former Northwest Territories that became a separate territory on April 1, 1999). In the Province of Ontario, where the Johnny Lake Property is situated, companies must obtain a prospector's license before engaging in exploration for minerals. Holders of claims in good standing must obtain a mining lease from the Province of Ontario in order to proceed with the development of a property into a mine. Mining leases require that claim boundaries be surveyed by a Registered Land Surveyor.

Property History, page 23

16.
As the guidance in paragraph (a)(1) of Industry Guide 7 equates the terms ore and reserves, any utilization of the terms ore, ore grade and ore body are regarded as commensurate with references to proven or probable reserves. Please remove the term ore from this section of your disclosure.

Company response: The Company has removed the following disclosure from page 23:

The area has been explored for precious metals, base metals and magmatic sulphides since the first recorded gold discovery by W.H. Arnold in 1896. Known as Fire Mountain Occurrence (MDI42D15SW00027), the discovery is described as a large gossan, thought to be sulphide facies iron formation hosting auriferous quartz veins. According to MDI information, a December 5 th , 1896 Daily Journal article reported: “the ore is of a slate formation, highly mineralized and carrying galena, copper and iron pyrites in good quantities. Assays have been made and they run from $1.50 (0.08 oz./ton) to $40 (2.12 oz./ton) per ton gold”. It is estimated that gold values at that time were $18.83 per ounce in 1896 (Resident Geologist’s Mineral Deposit Files, Schreiber-Hemlo District, Thunder Bay). Grab samples collected from the vicinity of the adit in 1991 by OGS Resident Geologist staff returned assay values which varied from nil to 0.012 opt Au, 56 to 296 ppm Cu and 76 to 324 ppm Zn.

17.
Additionally, please discuss the quality assurance program associated with the sampling data presented in this section of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

Company response: The Company has added the following disclosure to page 23: “The quality assurance program associated with the sampling data presented in this ‘Property History’ section is the Canadian ‘National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).’”

18.
We note your Table 2 titled Exploration History in the Johnny Lake Property Area. Please tell us if this work was performed on your property and, if not, revise to include only exploration work that has been performed on your specific property.

Company response: The Company has removed Table 2 on page 24 because none of the referenced exploration work was performed on the Johnny Lake Property, specifically.

19.
Please elaborate on any heavy metal contamination found in the surface and ground water due to historical mining activities. The extent and significance of the contamination, as well as your plans to remediate the site, should be clear.

Company response: The Company has

Regional Geology, page 24

20.
We note your disclosure in this section referring to mines and other mineral properties that exist in the proximity of your property. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Company response: The Company has removed the following text from page 24:

The Johnny Lake area is underlain by the east-west trending Hemlo-Schreiber Greenstone Belt which hosts the prolific Hemlo Gold Camp, a producer of in excess of 25M oz Au. Past producers in the belt include the Winston Lake Cu-Zn-Ag mine in the northwest, north of Schreiber, Ontario, and the Geco mine in the northeast near Manitouwadge, Ontario. The central portion of the belt, east of the Johnny Lake Property, has been subdivided by the Proterozoic aged Coldwell Complex. The Coldwell Complex is a silica undersaturated felsic to mafic intrusion which hosts the high tonnage, low grade, Marathon Deposit. The deposit consists of Cu-PGE-Au mineralization host in vari-textured gabbroic phases of the intrusion, and is currently being developed by Stillwater Mining Canada.

Exploration Potential, page 27

21.	Please disclose in this section the anticipated time frame to complete each phase.

Company response: The Company has added the following disclosure to page 27: “Phase 1 would take approximately 15 days to complete.”

The Company has added the following disclosure to page 27: “Phase 2 would take approximately 15 days to complete.”

Competitive Conditions, page 29

22.	Please discuss the company’s competitive position in the industry and methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

Company response: The Company has added the following disclosure to page 29: “We have no competitive position or advantage in the mining industry.”

Market for Common Equity and Related Stockholder Matters, page 30

23.	Please reconcile your disclosure on page 30 that there were 30 stockholders of record as of May 13, 2013 with your disclosure on page 13 that there were 41 stockholders of record as of May 13, 2013.

Company response: The Company has revised its disclosure on page 30 to disclose that there are 41 stockholders of record.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Plan of Operation, page 31

24.
Please explain the basis for your statement that in the next 12 months, you “anticipate spending an additional $12,525 on general and administration expenses including fees payable in connection with the filing of our registration statement and complying with reporting obligations, and general administrative costs.” We note your disclosure on page 33 that in the next 12 months, you anticipate spending approximately $11,000 for accounting and audit requirements, $4,000 (or $1,000 per quarter) for filing costs, and $10,000 for legal costs.

Company response: The Company has revised its disclosure on page 31 to include the 25,000 of costs anticipated on page 33.

Directors, Executive Officers, Promoters and Control Persons, page 38

25.
Please describe the business experience of each officer and director for the past five years, as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you have not identified Mr. Kerry’s principal occupation and employment between 2007 and 2009. In describing the business experience of each officer and director, please include a brief explanation as to the nature of the responsibility undertaken by the individual in prior positions.

Company response: The Company has made the requested revisions to its disclosure about the biographical backgrounds of its officers and directors on page 38.

26.
We note your disclosure that Mr. Arredondo’s background as a manager led to your conclusion that he should serve as a director. Please describe Mr. Arredondo’s background as a manager and include the name of any corporation or organization in which Mr. Arredondo served as a manager.

Company response: The Company has revised the referenced disclosure on page 38 to remove Mr. Arredondo’s experience as a manager and instead reference his “interest in mining, his desire to be a director of a public company and his background in computer engineering.”

Signatures

27.
We note that Mr. Arredondo has signed the Form S-1 as President, Secretary, Treasury and Director, which is inconsistent with the disclosure on page 38 that he is only a director of the company. Please revise as appropriate.

Company response: The Company has removed reference to Mr. Arredondo as President, Secretary and Treasurer.

Exhibits

28.
Please file Exhibit 10.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Company response: The Company has filed a new Exhibit 10.1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo